

INVESTMENT PRESENTATION

U.S. GOVERNMENT SECURITIES FUND

4TH QUARTER, 2022

Bryce A. Doty, Senior Vice President and Senior Portfolio Manager – Fixed Income
David A Brown, Vice President – Research and Investment Management and Director of Client Services

Sit Investment Associates, Inc.
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402-2211
612.332.3223
www.sitinvest.com

Sit Investment Associates

OUTLINE OF PRESENTATION

I. Organization

II. U.S. Government Securities Fund

III. Economic Outlook

IV. Disclosures

Sit Investment Associates

ORGANIZATION

CORPORATE VALUES AND GOALS

ESTABLISHED WITH THE FOUNDING OF THE FIRM IN 1981

Our Corporate Values

➢ To operate under the highest ethical and professional standards.

➢ To put our clients first in everything we do. We realize that the success of our clients results in our success.

➢ To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.

➢ To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

➢ To provide superior investment management products for discriminating investors.

➢ To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.

➢ To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Investment Associates

SIT MUTUAL FUNDS

A FAMILY OF NO-LOAD MUTUAL FUNDS
SPECIALIZING IN GROWTH EQUITY PORTFOLIOS AND FIXED INCOME

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Sit Investment Associates, Inc. Total Assets Under Management

As of December 31, 2022: $15.2 Billion

- Equity $1.8 Billion
- Fixed Income $13.4 Billion

- Institutional Separate Accounts $11.4 Billion
- Sit Mutual Funds $1.9 Billion

History

1981
- Sit Investment Associates, Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

Sit Investment Associates

INVESTMENT PHILOSOPHY

EQUITY MANAGEMENT

- To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.

- We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

FIXED INCOME MANAGEMENT

- To attain consistent, superior risk-adjusted returns using a conservative investment style.

- We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates



SIT PEER RANKINGS

As of December 31, 2022

TAXABLE:	Annual Return Percentile Rank* 1-Year	5-Year	10-Year	10-Year Sharpe Rank*	10-Year Alpha Rank*
Sit Total Return Benchmark: Bloomberg Aggregate Universe eVestment U.S. Core Fixed Income Observations on 12/31/2022: 1yr = 222, 5yr = 208, 10yr = 194	46	7	4	2	3
Sit Intermediate Govt/Corp Benchmark: Bloomberg Intermediate Govt/Credit Universe eVestment U.S. Intermediate Duration - Gov/Cred Fixed Income Observations on 12/31/2022: 1yr = 162, 5yr = 159, 10yr = 146	55	5	6	2	4
Sit Short Duration Benchmark: Bloomberg 1-3 Year Government Universe eVestment U.S. Short Duration - Government Fixed Income Observations on 12/31/2022: 1yr = 21, 5yr = 21, 10yr = 19	65	1	1	1	1
Sit Quality Income Benchmark: Bloomberg 1-3 Year Govt/Credit Universe eVestment U.S. Short Duration - Govt/Cred Fixed Income Observations on 12/31/2022: 1yr = 189, 5yr = 182, 10yr =154	2	1	7	1	7
Sit Closed-End Funds Benchmark: Bloomberg Aggregate Universe eVestment U.S. Core Plus Fixed Income Observations on 12/31/2022: 1yr = 146, 5yr = 133, 10yr =117	100	12	1	12	1
Sit Targeted Opportunity (Since Inception 3/31/13) Benchmark: Blended Index** Universe eVestment All U.S. Balanced/TAA Observations on 12/31/2022: 1yr = 131, 5yr = 125, 9yr =116	29	14	2	1	1
Sit Taxable Municipal Benchmark: Bloomberg Aggregate Universe eVestment U.S. Core Fixed Income Observations on 12/31/2022: 1yr = 222, 5yr = 208, 10yr =194	97	10	1	1	1
Custom Alpha Bond Portfolio Benchmark: Merrill Lynch 3-Month Libor Universe eVestment U.S. Short Duration Fixed Income Observations on 12/31/2022: 1yr = 233, 5yr = 220, 10yr =188	7	1	1	1	1

*Rankings are based on gross figures.

**Blended benchmark consists of 60% Bloomberg Aggregate and 40% S&P 500.

Information pulled from eVestment on 12/31/2022 and is subject to change as additional forms within the category submit data. eVestment peer rankings represent percentile rankings which are based on monthly gross fee returns and reflect where Sit Investments composite returns fall within the indicated eVestment universe. See Disclosures section for information regarding eVestment peer rankings.

Sit Investment Associates

Past performance is not indicative of future performance. Returns are calculated on a time-weighted total return basis. The information above is supplemental to and complements the GIPS Report at the end of the disclosure section. The account information set forth above is for the composite and is provided for illustrative purposes only. Please refer to the disclosure section for performance information and the GIPS Report.

SIT PERFORMANCE STATISTICS

	As of December 31, 2022					
TAXABLE:	1 Yr Ann Rtn (Gross)	1 Yr Ann Rtn (Net)	5 Yr Ann Rtn (Gross)	5 Yr Ann Rtn (Net)	10 Yr Ann Rtn (Gross)	10 Yr Ann Rtn (Net)
Sit Total Return	-12.79%	-13.14%	1.12%	0.77%	2.31%	1.96%
Bloomberg Aggregate	-13.01	-13.01	0.02	0.02	1.06	1.06
Incremental Return	0.22	-0.13	1.10	0.75	1.25	0.90
Sit Intermediate Govt/Corp	-8.22%	-8.57%	1.39%	1.04%	2.00%	1.65%
Bloomberg Intermediate Govt/Credit	-8.23	-8.23	0.73	0.73	1.12	1.12
Incremental Return	0.01	-0.34	0.66	0.31	0.88	0.53
Sit Short Duration	-4.85%	-5.25%	1.36%	0.96%	1.72%	1.32%
Bloomberg 1-3 Year Government	-3.81	-3.81	0.74	0.74	0.66	0.66
Incremental Return	-1.04	-1.44	0.62	0.22	1.06	0.66
Sit Quality Income	-0.87%	-1.27%	2.41%	2.01%	1.89%	1.49%
Bloomberg 1-3 Year Govt/Credit	-3.69	-3.69	0.92	0.92	0.88	0.88
Incremental Return	2.82	2.42	1.49	1.09	1.01	0.61
Sit Closed-End Funds	-17.67%	-18.01%	1.88%	0.87%	3.58%	2.65%
Bloomberg Aggregate	-13.01	-13.01	0.02	0.02	1.06	1.06
Incremental Return	-4.66	-5.00	1.51	0.85	2.52	1.14
Sit Targeted Opportunity (Since Inception 3/31/13)	-9.41%	-10.35%	7.21%	5.39%	9.35%	7.47%
Blended Index*	-14.76	-14.76	4.07	4.07	5.25	5.25
Incremental Return	5.35	4.41	3.14	1.32	4.10	2.22
Sit Taxable Municipal	-15.29%	-15.69%	1.00%	0.60%	3.32%	2.92%
Bloomberg Aggregate	-13.01	-13.01	0.02	0.02	1.06	1.06
Incremental Return	-2.28	-2.68	0.98	0.58	2.26	1.86
Custom Alpha Bond Portfolio	-2.23%	-2.74%	3.48%	2.84%	3.51%	2.69%
Merrill Lynch 3-Month Libor	1.21	1.21	1.43	1.43	0.96	0.96
Incremental Return	-3.44	-3.95	2.05	1.41	2.55	1.73

*Blended benchmark consists of 60% Bloomberg Aggregate and 40% S&P 500.

Sit Investment Associates

SIT PERFORMANCE STATISTICS

	As of December 31, 2022			
TAXABLE:	**10-Year Sharpe**	**Rank***	**10-Year Alpha**	**Rank***
Sit Total Return	0.41		1.28	
Bloomberg Aggregate	0.08	2	0.00	3
Incremental Return	0.33		1.28	
Universe eVestment U.S. Core Fixed Income				
Observations on 12/31/2022: 1yr = 222, 5yr = 208, 10yr = 194				
Sit Intermediate Govt/Corp	0.48		0.91	
Bloomberg Intermediate Govt/Credit	0.13	2	0.00	4
Incremental Return	0.35		0.91	
Universe eVestment U.S. Intermediate Duration - Gov/Cred Fixed Income				
Observations on 12/31/2022: 1yr = 162, 5yr = 159, 10yr = 146				
Sit Short Duration	0.49		1.10	
Bloomberg 1-3 Year Government	-0.07	1	0.00	1
Incremental Return	0.56		1.10	
Universe eVestment U.S. Short Duration - Government Fixed Income				
Observations on 12/31/2022: 1yr = 21, 5yr = 21, 10yr = 19				
Sit Quality Income	1.23		1.08	
Bloomberg 1-3 Year Govt/Credit	0.12	1	0.00	7
Incremental Return	1.11		1.08	
Universe eVestment U.S. Short Duration - Gov/Cred Fixed Income				
Observations on 12/31/2022: 1yr = 189, 5yr = 182, 10yr = 154				
Sit Closed-End Funds	0.39		2.59	
Bloomberg Aggregate	0.08	12	0.00	1
Incremental Return	0.31		2.59	
Universe eVestment U.S. Core Plus Fixed Income				
Observations on 12/31/2022: 1yr = 146, 5yr = 133, 10yr = 117				
Sit Targeted Opportunity (Since Inception 3/31/13)	0.86		3.47	
Blended Index**	0.62	1	0.00	1
Incremental Return	0.24		3.47	
Universe eVestment All U.S. Balanced/TAA				
Observations on 12/31/2022: 1yr = 131, 5yr = 125, 9yr = 116				
Sit Taxable Municipal	0.54		2.16	
Bloomberg Aggregate	0.08	1	0.00	1
Incremental Return	0.46		2.16	
Universe eVestment U.S. Core Fixed Income				
Observations on 12/31/2022: 1yr = 222, 5yr = 208, 10yr = 194				
Custom Alpha Bond Portfolio	0.83		2.44	
Merrill Lynch 3-Month Libor	0.77	1	0.00	1
Incremental Return	0.06		2.44	
Universe eVestment U.S. Short Duration Fixed Income				
Observations on 12/31/2022: 1yr = 233, 5yr = 220, 10yr = 188				

*Rankings are based on gross figures.
**Blended benchmark consists of 60% Bloomberg Aggregate and 40% S&P 500.

Information pulled from eVestment on 12/31/2022 and is subject to change as additional forms within the category submit data. eVestment peer rankings represent percentile rankings which are based on monthly gross fee returns and reflect where Sit Investments composite returns fall within the indicated eVestment universe. See Disclosures section for information regarding eVestment peer rankings.

Sit Investment Associates

SIT INVESTMENT ASSOCIATES PROFESSIONALS

GLOBAL EQUITY

	Years of Investment Experience	Years With SIA
Roger J. Sit, CEO, CIO	32	25
Kent L. Johnson, CFA	30	33
Ronald D. Sit, CFA	38	38
David A. Brown, CFA	28	25
Michael T. Manns	36	8
Mark A. Pepper	24	19
Raymond E. Sit	31	31
Robert W. Sit, CFA	31	31
Stacey M. Curme	26	30
Ningning Tang, CFA	19	15
Deepak Chaulagai, CFA	16	0
Bradley W. Meyer	20	21
Lee J. Feltman, CFA	15	15
Eric M. Manthe	11	18
Nicholas D. Tich	15	17
Samuel K. V. Krawczyk	8	8
Michael J. Sit	8	2

Total Investment Experience: 388 Years

Average Investment Experience: 22.8 Years

FIXED INCOME

	Years of Investment Experience	Years With SIA
Roger J. Sit, CEO, CIO	32	25
Bryce A. Doty, CFA	32	27
Paul J. Jungquist, CFA, CGMA, CPA	29	29
Mark H. Book, CFA, CMA	37	22
Kurt van Kuller, CFA	43	4
Christopher M. Rasmussen, CFA	22	23
Todd S. Emerson, CFA	28	16
Kevin P. O'Brien, CFA	20	22
Michael J. Reich, CFA	18	18
Michael R. Hilt, CFA	34	1
Michael C. Hubbard, CFA	17	11
Jessica A. Ersfeld, CFA	16	15
Jason B. Miller, CFA	15	9
Andrew J. Tich, CFA	15	16
Nick F. Ochsner, CFA	11	5
Joseph H. Lepinski, CFA	17	15
Michael J. Book, CFA	7	3
Nicholas J. Spann	1	3
Marci Lorge	39	34
Brian Gilbert	28	28

Total Investment Experience: 461 Years

Average Investment Experience: 23.1 Years

Sit Investment Associates

10

SIT MUTUAL FUND OFFERINGS



Higher Risk
Higher Growth Potential

Developing Markets Growth Fund

Small Cap Growth Fund

International Growth Fund

Mid Cap Growth Fund

Large Cap Growth Fund

ESG Growth Fund

GROWTH

Small Cap Dividend Growth Fund

Global Dividend Growth Fund

Dividend Growth Fund

Balanced Fund

GROWTH & INCOME

Tax-Free Income Fund

Minnesota Tax-Free Income Fund

U.S. Government Securities Fund

Quality Income Fund

INCOME

Lower Risk
Lower Growth Potential

Sit Investment Associates

U.S. GOVERNMENT SECURITIES FUND

Sit Investment Associates

INVESTMENT PHILOSOPHY, OBJECTIVE AND STRATEGY

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. **Seasoned, high-coupon, mortgage pools with stable prepayment histories are favored.** Managers attempt to maintain an average effective duration for the portfolio of approximately 0 to 5 years.

Sit Investment Associates

RISK MANAGEMENT

Risk management is a very important factor in achieving the high risk-adjusted returns that the Fund seeks. Fund managers monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities, and adjusted durations based on the expected average lives of individual securities. Fund managers do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Below is a list of the Fund's attributes for primary fixed income market risk measures:

- **Interest Rate Risk:** The Fund's duration is generally kept between 0 to 5 years.

- **Credit Risk**: Minimal. All securities are U.S. Treasury/Agency issues.

- **Prepayment Risk:** The mortgages favored by the Fund are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. These securities tend to have relatively short durations and therefore do not have the price risk of more traditional MBS issues.

- **Yield Curve Risk:** Fund managers do not make "bets" on the expected shape of the yield curve. Managers seek strong risk-adjusted returns from an emphasis on income, not on the direction of interest rates.

- **Call Risk:** Minimal. The Fund rarely uses callable securities.

Sit Investment Associates

AVERAGE ANNUAL TOTAL RETURNS AS OF JANUARY 31, 2023

	30-Day SEC Yield	YTD 2023**	1 Year	3 Year	5 Year	10 Year
Sit U.S. Government Securities Class S	**3.83**	**1.24**	**-2.88**	**-0.57**	**0.96**	**0.83**
Sit U.S. Government Securities Class Y	**4.08**	**1.26**	**-2.67**	**-0.35**	**N/A**	**N/A**
Bloomberg Interm. Gov't Bond Index	3.91*	1.59	-5.05	-1.32	0.97	0.89

* Represents yield to worst

** Not annualized

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

 Sit Investment Associates

SIT U.S. GOVERNMENT SECURITIES FUND SECTOR WEIGHTINGS

	12/16	12/17	12/18	12/19	12/20	12/21	12/22	1/23
U.S. Treasury Bonds	2 %	1 %	1 %	0 %	9 %	0 %	1 %	1 %
U.S. Agency Bonds	0	0	0	0	0	0	0	0
Agency CMO's	50	51	54	59	52	66	68	68
TIPS	0	0	0	0	0	4	0	0
Mortgage Pass-Through Securities	44	42	41	36	36	27	29	29
Asset Backed Securities	2	2	2	2	2	1	1	1
Cash Equivalents	2	4	2	3	1	2	1	1
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY
Sit Gov't. Fund Duration (years)	1.2	2.3	2.7	2.4	1.9	1.2	2.1	**3.1 Yrs**
Bloomberg 1-3 Year Gov't. Dur. (years)	2.0	1.9	1.9	1.9	1.9	2.0	1.9	**1.9 Yrs**
Bloomberg Interm. Gov't. Dur. (years)	3.9	3.8	3.8	3.8	3.9	4.0	3.7	**3.7 Yrs**
Sit Gov't. Fund Class S 30-Day SEC Yield	2.3 %	2.7 %	3.2 %	2.8 %	1.8 %	1.7 %	3.8 %	**3.8 %**

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.


Sit Investment Associates

SEASONED GOVERNMENT AGENCY MORTGAGES - SIMPLIFIED EXAMPLE

Coupon	Purchase Cost		Par		Premium Paid
6.00%	$104,000	—	$100,000	=	$4,000

One Year Profit / Loss Scenarios

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$6,000	——	$0	=	$6,000	5.77%
2)	One-fifth is refinanced after 6 months	$5,400	——	$800	=	$4,600	4.42%
3)	Half is refinanced after 6 months	$4,500	——	$2,000	=	$2,500	2.40%
4)	All is refinanced after 6 months	$3,000	——	$4,000	=	-$1,000	-0.96%

Source: Sit Investment Associates, Inc.


Sit Investment Associates

SEASONED MORTGAGES HAVE LOWER PREPAYMENT EXPERIENCE

High coupon seasoned mortgages exhibit the most stable prepayments.



Coupon
Sit U.S. Gov't Fund 6.5% - 10%
FHLMC 4.5%
FHLMC 5.5%
FHLMC 6.5%
% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Sit
FHLMC
Range of Volatility
Sit (6.5%-10%)
FHLMC (4.5%)
FHLMC (5.5%)
FHLMC (6.5%)

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."







SIT U.S. GOV’T SECURITIES FUND CLASS S NAV & 12-MONTH DISTRIBUTION RATE

Sit U.S. Gov't Securities Fund Historic NAV

12.0
11.0
10.0
9.0
NAV ($)
$10.39
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22

Sit U.S. Gov't Securities Fund 12-Month Distribution Rate

10.0
8.0
6.0
4.0
2.0
0.0
Yield (%)
2.0
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22

The 30-Day SEC Yield as of 1/31/2023 was 3.83%

Source: Sit Investment Associates, Inc.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund’s past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Sit Investment Associates

Carefully consider the Fund’s investment objectives, risks, charges and expenses before investing. The Fund’s prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled “Disclosures.”

HISTORIC INTEREST RATE LEVELS

10-Year U.S. Treasury Yield (Highlighting 9 Bear Markets) - 12/31/91 - 1/31/23



Source: Sit Investment Associates Inc.

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Sit U.S. Gov't. Securities Fund	1.8	11.5	5.0	8.2	6.5	1.4	9.2	8.6	5.8	1.2	3.4	2.5	4.1	6.9	5.1	7.8	4.9	2.7	2.7	-2.1	2.2	1.4	0.7	1.3	1.8	3.3	3.6	-1.0	-4.5	1.2
Bloom. Inter. Gov't./Bond Index	-1.8	14.4	4.1	7.7	8.5	0.5	10.5	8.4	9.6	2.3	2.3	1.7	3.8	8.5	10.4	-0.3	5.0	6.1	1.7	-1.3	2.5	1.2	1.1	1.1	1.4	5.2	5.7	-1.7	-7.7	1.6

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance.

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."



SIT U.S. GOVERNMENT SECURITIES FUND

Quarterly Rates of Return

Year	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	YTD	Year	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	YTD
1987		1.00*	-1.07	6.14	6.05**	2005	0.13	1.97	-0.17	0.55	2.49
1988	4.10	1.27	1.63	0.67	7.86	2006	0.09	0.43	2.33	1.26	4.13
1989	1.45	4.72	1.27	3.21	11.04	2007	1.67	0.12	2.43	2.55	6.92
1990	0.32	4.02	1.44	4.83	10.97	2008	3.05	-0.17	0.99	1.19	5.13
1991	2.54	1.05	4.73	4.01	12.87	2009	2.12	1.78	2.51	1.17	7.78
1992	-0.77	3.50	2.13	0.52	5.43	2010	1.26	1.10	1.50	0.96	4.91
1993	2.77	1.90	1.26	1.23	7.34	2011	0.74	1.50	0.43	0.03	2.72
1994	0.19	-0.02	1.07	0.51	1.77	2012	0.99	0.73	0.85	0.07	2.67
1995	2.85	3.26	1.98	2.95	11.50	2013	-0.27	-1.48	-0.35	0.01	-2.08
1996	0.42	0.66	1.69	2.14	4.99	2014	0.63	0.35	0.60	0.62	2.22
1997	0.00	3.00	3.04	1.95	8.19	2015	0.78	-0.08	0.50	0.21	1.42
1998	1.39	1.70	2.34	0.94	6.52	2016	0.99	0.72	0.18	-1.19	0.69
1999	0.00	0.04	0.85	0.47	1.37	2017	-1.25	0.45	0.21	0.35	1.33
2000	1.53	1.72	2.19	3.42	9.15	2018	-0.25	0.30	0.42	1.31	1.77
2001	2.63	1.59	3.17	0.91	8.56	2019	1.25	1.30	0.74	0.00	3.34
2002	0.72	2.33	1.87	0.77	5.79	2020	3.13	0.44	0.22	-0.18	3.62
2003	0.53	0.23	0.00	0.42	1.19	2021	-0.04	0.25	-0.43	-0.74	-0.96
2004	1.52	-0.58	1.87	0.52	3.35	2022	-1.25	-0.44	-2.98	0.16	-4.45

Annualized Return (Inception - 4Q22): 4.64

* Return is from 6/2/87 through 6/30/87

** Return is from 6/2/87 through 12/31/87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.



ECONOMIC OUTLOOK

This analysis contains the collective opinions of our analysts and portfolio managers and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here, including all charts and data whether created by Sit or a third party, is reliable but should not be assumed to be accurate or complete. Statements of future expectations, estimates, projections, and other forward-looking statements are based on available information and Sit's views as of the time of these statements. Accordingly, such statements are inherently speculative as they are based on assumptions that may involve known and unknown risks and uncertainties.

Actual results, performance or events may differ materially from those expressed or implied in such statements. The information provided in this presentation should not be considered a recommendation of any particular security or strategy, nor should it be considered a solicitation or offering to sell securities or an interest in any strategy or fund.

DON'T FIGHT THE FED



Sit Investment Associates

23

2- AND 10-YEAR U.S. TREASURY RATES VS. FED FUNDS RATE

As of January 31, 2023



Source: FED, February, 2023

* Lower Bound

U.S TREASURY & CORPORATE YIELD HISTORIES

As of January 31, 2023



Bloomberg Corporate Aa   Bloomberg Corporate Baa

Bloomberg Corporate A   Bloomberg Treasury

Sit Investment Associates

Source: Bloomberg, February, 2023

2022 YEAR-TO-DATE TOTAL RETURN FOR THE BLOOMBERG U.S. AGGREGATE INDEX

As of December 31, 2022



Index Characteristics
Inception Date = 1976
Number of Bonds = 13,100+
Market Value = $24.54 Trillion
Duration = 6.12
Average Coupon = 2.69%
Yield to Worst = 4.68%
Average Maturity = 8.44 years

Source: Bloomberg

© 2022 Bianco Research, L.L.C. All Rights Reserved
https://www.biancoresearch.com/

Sit Investment Associates

INFLATION ROLLING OVER

As of January 31, 2023



Year-over-Year CPI Growth

Source: Bloomberg, February, 2023

DESPERATE NEED FOR WORKERS DRIVES WAGES HIGHER

As of December 31, 2022



Source: Bloomberg, February, 2023

NEAR RECORD UNFILLED JOBS PRESSURES WAGES HIGHER

As of December 31, 2022

U.S. Job Openings-to-Unemployed



Available jobs exceed number of unemployed

Number of unemployed exceed jobs available

1.9x

1.0%

Source: U.S. Department of Labor, NFIB, January, 2023

CPI VS. REAL WAGES (CUMULATIVE)


March 2020 – March 2021
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
Cumulative Change
2.8%
2.3%
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
CPI
Real Hourly Wage Growth

Sit Investment Associates

Source: Bloomberg, February, 2023

HIGH INFLATION LOWERS WORKERS STANDARD OF LIVING

April 2021 – January 31, 2023



Source: Bloomberg, February, 2023

POTENTIAL PATH OF FED RATE INCREASES

As of February 1, 2023



* Lower Bounds

NORMALIZING FACTORS TO SLOW 2023 ECONOMIC GROWTH

Dissipation of Excess Savings

$3 Trillion Less Fiscal Deficit Spending

Federal Reserve Raising Rates & Shrinking Money Supply

Increased Taxes and Fees

Sit Investment Associates

FEDERAL RESERVE BALANCE SHEET BEGINS DECLINE

As of January 25, 2023

Federal Reserve Finally Reducing Money Supply from Record High

Total Assets: $8.5 Trillion

0.5 T

2.6 T

5.4 T

Balance Sheet ($ in Trillions)

— Treasuries — Agency MBS — Other Facilities & Assets

 Sit Investment Associates

Source: Federal Reserve of Cleveland, January, 2023

THE NEW YORK FED'S REVERSE REPO FACILITY


As of January 31, 2023
In Billions ($)
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
$1,904.59
1/3/22
$2,329.74
6/30/22
$2,425.91
9/30/22
$2,553.72
12/30/2022
$2,061.57
1/31/2023
11/01/2021
11/22/2021
12/14/2021
1/4/2022
1/25/2022
2/14/2022
3/7/2022
3/25/2022
4/14/2022
5/5/2022
5/25/2022
6/15/2022
7/7/2022
7/27/2022
8/16/2022
9/6/2002
9/26/2022
10/17/2022
11/4/2022
11/28/2022
12/16/2022
1/9/2023
1/30/2023
Daily Amount

Sit Investment Associates

Source: New York Federal Reserve, February, 2023

STATUS OF FEDERAL RESERVE EMERGENCY BOND MEASURES

NICKNAME	PROGRAM NAME	STATUS
PMCCF	Primary Market Corporate Credit Facility	Sold
SMCCF	Secondary Market Corporate Credit Facility	Sold
TALF	Term Asset-Backed Securities Loan Facility	Ceased Lending 12/31/2020
MLF	Municipal Securities	Ceased Lending 12/31/2020
MSLP	Main Street Lending Program	Ceased Lending 1/8/2021
PDCF	Primary Dealer Credit Facility	Assets Matured
CPFF	Commercial Paper Funding Facility	Assets Matured
MMLF	Money Market Mutual Fund Liquidity Facility	Assets Matured
PPPLF	Paycheck Protection Program (PPP)	Ceased Lending 6/30/2021
TSY	Treasury Security Purchases ($80B/month)	Ceased Purchases
MBS	Agency MBS Purchases ($40B/month)	Ceased Purchases
QT	**Nearly $9 Trillion Balance Sheet**	**$95 Billion Per Month Cap**

Sit Investment Associates

Source: Bloomberg, October, 2022

EXCESS SAVINGS DISINCENTIVES PEOPLE FROM ENTERING WORKFORCE

As of January 31, 2023



Monthly, LHS — Cumulative, RHS

Sit Investment Associates

Source: U.S. Federal Reserve, Sit Investment Associates , February, 2023

EXCESS SAVINGS DISINCENTIVES PEOPLE FROM ENTERING WORKFORCE

As of January 31, 2023



2012 - 2019 average = 7.5%

7.5%

4.7%

U.S. Personal Savings Rate

Sit Investment Associates

Source: Bureau of Economic Analysis, February, 2023

MORTGAGE PAYMENT FOR MEDIAN HOME

As of December 31, 2022



Sit Investment Associates

Source: Fannie Mae, January, 2023 - HUD, January, 2023

* Based on 6.4% 30-Year Fixed Rate (P&I Only) and assuming a 20% down payment (as of December 31, 2022).

FISCAL CLIFF

As of December 31, 2022

Contribution of Fiscal Policy to U.S. Real GDP Growth



Source: Hutchins Center at Brookings, January, 2023

THE U.S. FEDERAL DEFICIT



Source: Bloomberg, February, 2023

COMPONENTS OF NOMINAL VS. REAL GDP

Nominal GDP:

Contribution to Q/Q Percent Change	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22
Personal Consumption Expenditures	10.4%	12.8%	5.9%	6.4%	6.0%	6.4%	4.5%	3.5%
Nonresidential Fixed Investment	1.2%	1.3%	0.7%	1.1%	1.9%	1.1%	1.8%	0.9%
Residential Fixed Investment	1.1%	0.5%	0.4%	0.5%	0.7%	-0.3%	-1.1%	-1.0%
Change in Private Inventories	-2.8%	-1.0%	1.8%	5.1%	0.3%	-1.8%	-1.2%	1.4%
Net Exports	-0.7%	-0.5%	-0.9%	-0.4%	-3.3%	1.3%	2.3%	0.6%
Government Expenditures	2.4%	0.6%	1.0%	1.1%	1.1%	1.6%	1.3%	1.2%
Gross Domestic Product	**11.7%**	**13.8%**	**9.0%**	**14.3%**	**6.6%**	**8.5%**	**7.7%**	**6.7%**

Real GDP:

Contribution to Q/Q Percent Change	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22
Personal Consumption Expenditures	7.0%	7.8%	2.0%	2.1%	0.9%	1.4%	1.5%	0.9%
Nonresidential Fixed Investment	1.2%	1.3%	0.1%	0.2%	1.0%	0.0%	0.8%	0.4%
Residential Fixed Investment	0.5%	-0.2%	-0.3%	-0.1%	-0.2%	-0.9%	-1.4%	-1.2%
Change in Private Inventories	-2.5%	-0.8%	2.0%	5.0%	0.2%	-1.9%	-1.2%	1.5%
Net Exports	-1.0%	-0.6%	-1.1%	-0.2%	-3.1%	1.2%	2.9%	0.5%
Government Expenditures	1.2%	-0.5%	0.0%	-0.2%	-0.4%	-0.3%	0.7%	0.6%
Gross Domestic Product	**6.3%**	**7.0%**	**2.7%**	**7.0%**	**-1.6%**	**-0.6%**	**3.2%**	**2.7%**

Sit Investment Associates

Source: U.S. Bureau of Economic Analysis, February, 2023

DISCLOSURES

DISCLOSURE PAGE

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit U.S. Government Securities Fund
Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Index Descriptions
The **Bloomberg Intermediate Government Index** is a sub-index of the Bloomberg Government Bond Index covering issues with remaining maturities of three to five years. The **Bloomberg Government Bond Index** measures the performance of securities of the U.S. Government, including public obligations of the U.S. Treasury of one year or more, and publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. Government. It is not possible to invest directly in an index.

Market Commentary
This analysis contains the collective opinions of our analysts and portfolio managers and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates. Opinions and statements of financial market trends that are based on current market conditions constitute our judgement and are subject to change without notice. We believe the information provided here, including all charts and data whether created by Sit or a third party, is reliable but should not be assumed to be accurate or complete. Statements of future expectations, estimates, projections, and other forward-looking statements are based on available information and Sit's views as of the time of these statements. Accordingly, such statements are inherently speculative as they are based on assumptions that may involve known and unknown risks and uncertainties. Actual results, performance, or events may differ materially from those expressed or implied in such statements.

Sit Investment Associates

DISCLOSURE PAGE

eVestment Alliance Peer Ranks
Peer rankings represent percentile rankings which are based on monthly gross of fee returns and reflect where the Sit Investment composite returns fall within the indicated eVestment Alliance, LLC ("eVestment") universe. eVestment collects information from investment management firms and other sources believed to be reliable, however, eVestment does not guarantee or warrant the accuracy, timeliness, or completeness of the information provided and is not responsible for any errors or omissions. Performance results may be provided with additional disclosures available on eVestment's systems and other important considerations such as fees that may be applicable. All categories not necessarily included, and totals may not equal 100%. Copyright 2012-2022 eVestment Alliance, LLC. All Rights Reserved. Sit Investment pays an annual fee to eVestment to access their platform and to use their data, including peer group rankings. Sit Investment does not pay for the ranking.

Use of Presentation
This performance presentation is intended for use in meetings with certain investors, or to be provided to consultants who are instructed to provide this information only on a one-to-one basis with qualified client with the above disclosures. The information in this presentation should not be considered a recommendation of any particular security or strategy, nor should it be considered a recommendation of any particular or strategy, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Sit Investment Associates

DISCLOSURE PAGE

Definition of Terms

Free Cash Flow Margin is a measure of financial performance expressed as a percentage and is calculated as free cash flow (FCF) divided by revenue. FCF represents the cash that a company is able to generate after paying for required capital expenditures. Generally, the higher the percentage, the more cash a company has for paying dividends, reducing debt or for other purposes.

Effective Duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

Yield to Worst is the lower of either the yield to maturity or yield to call. It is the lowest possible yield an investor will receive without a default occurring.

Constant Prepayment Rate (CPR) measures the rate at which loans (mortgages for example) are paid back. For example, a 10% CPR means that 10% of the outstanding principal is expected to be paid back during the period. Higher prepayment rates mean the loan(s) is being paid back at a faster rate, and in times of declining interest rates this may lower an investor's total return as the returned principal may have to be reinvested in lower-yielding securities.

Sit Investment Associates

SIT INVESTMENT ASSOCIATES, INC.
TAXABLE TOTAL RETURN COMPOSITE
GIPS REPORT

Year End	Total Firm Assets (millions)	Composite Assets (USD) (millions)	Number of Accounts	Composite 3-Yr. Standard Dev. (%)	Benchmark 3-Yr. Standard Dev. (%)	Bloomberg Aggregate Bond Index	Annual Performance Results Composite Gross	Net	Composite Dispersion
2021	16,385.5	866.0	12	3.6%	3.4%	-1.54%	2.02%	1.67%	0.50%
2020	14,371.1	827.6	11	3.7%	3.4%	7.51%	9.24%	8.86%	0.60%
2019	13,274.3	737.3	11	2.5%	2.9%	8.72%	9.13%	8.76%	0.21%
2018	12,196.2	638.3	11	2.5%	2.8%	0.01%	-0.33%	-0.67%	0.36%
2017	13,340.8	650.8	11	2.6%	2.8%	3.54%	5.71%	5.35%	0.34%
2016	12,668.9	593.9	11	2.8%	3.0%	2.65%	3.53%	3.14%	0.36%
2015	13,350.6	561.1	11	2.8%	2.9%	0.55%	1.64%	1.24%	0.20%
2014	13,505.0	522.8	10	2.5%	2.6%	5.97%	7.66%	7.24%	0.19%
2013	13,103.3	495.2	11	2.4%	2.7%	-2.02%	-0.73%	-1.13%	0.57%
2012	13,081.6	499.8	12	2.0%	2.4%	4.21%	6.84%	6.42%	0.44%

Sit Investment Associates, Inc. claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Sit Investment Associates, Inc. has been independently verified for the period January 1, 2017 to December 31, 2021 by ACA Performance Services, for the period January 1, 2007 to December 31, 2016 by Ashland Partners & Company LLP and for the period January 1, 1997 through December 31, 2006 by KPMG LLP. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards.

Verification provides assurance on whether the firm's policies and procedures related to composite and pooled fund maintenance, as well as the calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. The Taxable Total Return composite has had a performance examination for the periods January 1, 2017 through December 31, 2021 by ACA Performance Services and for the period January 1, 2007 through December 31, 2016 by Ashland Partners & Company LLP. The verification and performance examination reports are available upon request.

The creation and inception date of the Taxable Total Return Composite are December 31, 1987. Taxable Total Return Composite contains fully discretionary fixed income accounts and for comparison purposes is measured against the Bloomberg Aggregate Bond Index. The composite contains portfolios generally emphasizing investing in taxable bonds. Value is achieved primarily through rotation of sector weightings and individual security selection. Gradual shifts in portfolio duration are made within a range of two to five years. The Bloomberg Aggregate Bond Index is a broad-based benchmark that measures the investment grade fixed income market.

Sit Investment Associates, Inc. is an independent registered investment adviser which includes the following subsidiaries: Sit Investment Fixed Income Advisors, Inc.; and Sit Investment Fixed Income Advisors II, Inc. On December 31, 2007, Sit/Kim International Investment Associates, Inc. and Sit/Kim International Investment Associates II, LLC were liquidated into Sit Investment Associates, Inc. Prior to 2000, Sit Investment Associates, Inc. and Sit/Kim International Investment Associates, Inc. issued separate GIPS reports, including disclosure of each entity's assets under management. Beginning in 2000 the two entities issued a combined GIPS report to reflect the entities' current operational and management affiliation. Total assets for all years presented in the table above reflect the combined total assets of all subsidiaries. A list of composite descriptions, a list of limited distribution pooled fund descriptions, and a list of broad distribution pooled funds are available upon request.

The U.S. Dollar is the currency used to express performance. Returns are presented gross and net of management fees and include the reinvestment of all income. Net of fee performance was calculated using the highest fee applicable annual management fee of 0.35% applied quarterly. Prior to 10/1/2016, the highest applicable annual management fee was 0.40%. The annual composite dispersion presented is an equal-weighted standard deviation calculated for the accounts in the composite the entire year using gross-of-fees returns. Beginning April 1, 2006, SIA calculates a true Time Weighted Return (TWR) for each portfolio within the composite and asset weights their returns to come up with a composite return. Periods are geometrically linked together. Policies for valuing investments, calculating performance, and preparing GIPS reports are available upon request.

The investment management fee schedule for the composite is 0.35% on the first $10 million, 0.25% on the next $10 million and 0.20% on amounts over $20 million. The management fee for the Sit Total Return Bond Fund, LLC of 0.38% on the first $50 million and 0.28% on amounts over $50 million. There is also a 0.05% administrative fee on all asset. The total expense ratio for period ended September 30, 2021 was 0.40%. Actual investment advisory fees incurred by clients may vary.

The three-year annualized standard deviation measures the variability of the composite and the benchmark returns over the preceding 36-month period. For purposes of this calculation, gross-of-fees composite returns were used.

GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Past performance is not indicative of future results.

Sit Investment Associates

SIT INVESTMENT ASSOCIATES, INC.
TAXABLE SHORT DURATION COMPOSITE
GIPS REPORT

Year End	Total Firm Assets (millions)	Composite Assets (USD) (millions)	Number of Accounts	Composite 3-Yr. Standard Dev. (%)	Benchmark 3-Yr. Standard Dev. (%)	Bloomberg 1-3 Year Govt Bond Index	Annual Performance Results Composite Gross	Net	Composite Dispersion
2021	16,385.5	2,633.0	32	1.7%	1.2%	-0.60%	-0.31%	-0.71%	0.34%
2020	14,371.1	2,854.9	34	1.8%	1.2%	3.14%	4.75%	4.34%	0.37%
2019	13,274.3	2,408.5	36	1.7%	1.0%	3.59%	5.14%	4.72%	0.30%
2018	12,196.2	2,262.9	35	1.7%	0.9%	1.58%	2.42%	2.01%	0.32%
2017	13,340.8	2,353.5	42	1.6%	0.7%	0.45%	1.66%	1.26%	0.47%
2016	12,668.9	1,841.9	41	1.7%	0.8%	0.87%	2.16%	1.76%	0.44%
2015	13,350.6	1,852.4	42	1.6%	0.6%	0.57%	2.86%	2.45%	0.48%
2014	13,505.0	1,534.0	41	1.4%	0.4%	0.64%	3.98%	3.57%	0.36%
2013	13,103.3	1,709.6	40	1.3%	0.5%	0.37%	-0.26%	-0.66%	0.63%
2012	13,081.6	1,305.2	32	1.0%	0.7%	0.51%	4.10%	3.69%	0.39%

Sit Investment Associates, Inc. claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Sit Investment Associates, Inc. has been independently verified for the period January 1, 2017 to December 31, 2021 by ACA Performance Services, for the period January 1, 2007 to December 31, 2016 by Ashland Partners & Company LLP and for the period January 1, 1997 through December 31, 2006 by KPMG LLP. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards.

Verification provides assurance on whether the firm's policies and procedures related to composite and pooled fund maintenance, as well as the calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. The Taxable Short Duration composite has had a performance examination for the periods January 1, 2017 through December 31, 2021 by ACA Performance Services and for the period January 1, 1998 through December 31, 2016 by Ashland Partners & Company LLP. The verification and performance examination reports are available upon request.

The creation and inception date of the Taxable Short Duration Composite are December 31, 1990. Taxable Short Duration Composite contains fully discretionary accounts and for comparison purposes is measured against the Bloomberg 1-3 Year Govt Bond Index. The composite contains portfolios generally emphasizing investing in investment grade taxable bonds with intermediate durations. Value is achieved through an emphasis on seasoned Agency mortgage pass-through securities. Gradual shifts in portfolio duration are made within a range of one to three years. The Bloomberg 1-3 Year Government Index includes securities in the U.S. Government Index with a maturity from 1 up to (but not including) 3 years. Including public obligations of the U.S. Treasury with a remaining maturity of one year or more and publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. Government.

Sit Investment Associates, Inc. is an independent registered investment adviser which includes the following subsidiaries: Sit Investment Fixed Income Advisors, Inc.; and Sit Investment Fixed Income Advisors II, Inc. On December 31, 2007, Sit/Kim International Investment Associates, Inc. and Sit/Kim International Investment Associates II, LLC were liquidated into Sit Investment Associates, Inc. Prior to 2000, Sit Investment Associates, Inc. and Sit/Kim International Investment Associates, Inc. issued separate GIPS reports, including disclosure of each entity's assets under management. Beginning in 2000 the two entities issued a combined GIPS report to reflect the entities' current operational and management affiliation. Total assets for all years presented in the table above reflect the combined total assets of all subsidiaries. A list of composite descriptions, a list of limited distribution pooled fund descriptions, and a list of broad distribution pooled funds are available upon request.

The U.S. Dollar is the currency used to express performance. Returns are presented gross and net of management fees and include the reinvestment of all income. Net of fee performance was calculated using the highest fee applicable annual management fee of 0.40% applied quarterly. The annual composite dispersion presented is an equal-weighted standard deviation calculated for the accounts in the composite the entire year using gross-of-fees returns. Beginning April 1, 2006, SIA calculates a true Time Weighted Return (TWR) for each portfolio within the composite and asset weights their returns to come up with a composite return. Periods are geometrically linked together. Policies for valuing investments, calculating performance, and preparing GIPS reports are available upon request.

The investment management fee schedule for the composite is 0.40% on the first $20 million, 0.30% on the next $30 million, 0.25% on the next $50 million, and negotiable over $100 million. Actual investment advisory fees incurred by clients may vary.

The three-year annualized standard deviation measures the variability of the composite and the benchmark returns over the preceding 36-month period. For purposes of this calculation, gross-of-fees composite returns were used.

GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Past performance is not indicative of future results.

Sit Investment Associates

SIT INVESTMENT ASSOCIATES, INC.
TAXABLE INTERMEDIATE DURATION COMPOSITE
GIPS REPORT

Year End	Total Firm Assets (millions)	Composite Assets (USD) (millions)	Number of Accounts	Composite 3-Yr. Standard Dev. (%)	Benchmark 3-Yr. Standard Dev. (%)	Bloomberg Intermediate Govt/Credit Bond Index	Annual Performance Results Composite Gross	Net	Composite Dispersion
2021	16,385.5	744.4	11	2.3%	2.3%	-1.44%	0.71%	0.36%	0.68%
2020	14,371.1	445.1	9	2.2%	2.3%	6.43%	6.97%	6.61%	1.42%
2019	13,274.3	371.7	8	1.9%	2.0%	6.80%	6.44%	6.08%	0.24%
2018	12,196.2	311.8	7	1.8%	2.1%	0.88%	1.80%	1.45%	0.96%
2017	13,340.8	302.8	7	1.8%	2.1%	2.14%	3.26%	2.90%	0.44%
2016	12,668.9	303.2	7	1.9%	2.2%	2.08%	2.30%	1.90%	0.32%
2015	13,350.6	318.1	7	1.9%	2.1%	1.07%	2.60%	2.19%	0.37%
2014	13,505.0	304.6	7	1.8%	1.9%	3.13%	5.40%	4.99%	1.04%
2013	13,103.3	284.5	8	1.8%	2.1%	-0.86%	-0.46%	-0.86%	0.77%
2012	13,081.6	313.5	10	1.5%	2.2%	3.89%	5.76%	5.34%	0.52%

N.A. - Information is not statistically meaningful due to an insufficient number of portfolios in the composite for the entire year.

Sit Investment Associates, Inc. claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Sit Investment Associates, Inc. has been independently verified for the period January 1, 2017 to December 31, 2021 by ACA Performance Services, for the period January 1, 2007 to December 31, 2016 by Ashland Partners & Company LLP and for the period January 1, 1997 through December 31, 2006 by KPMG LLP. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards.

Verification provides assurance on whether the firm's policies and procedures related to composite and pooled fund maintenance, as well as the calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. The Taxable Intermediate Duration composite has had a performance examination for the periods January 1, 2017 through December 31, 2021 by ACA Performance Services and for the period January 1, 1998 through December 31, 2016 by Ashland Partners & Company LLP. The verification and performance examination reports are available upon request.

The creation and inception date of the Taxable Intermediate Duration Composite are December 31, 1995. Taxable Intermediate Duration Composite contains fully discretionary accounts and for comparison purposes is measured against the Bloomberg Intermediate Government/Credit Bond Index. Value is achieved primarily through rotation of sector weightings and individual security selection. Gradual shifts in portfolio duration are made within a range of two to five years. The Bloomberg Intermediate Government/Credit Index includes securities in the intermediate maturity range of the Government and Credit Indices. The Government Index includes treasuries (i.e., public obligations of the U.S. Treasury that have remaining maturities of more than one year) and agencies (i.e., publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. Government). The Credit Index includes publicly issued U.S. corporate and foreign debentures and secured notes that meet specified maturity, liquidity, and quality requirements.

Sit Investment Associates, Inc. is an independent registered investment adviser which includes the following subsidiaries: Sit Investment Fixed Income Advisors, Inc.; and Sit Investment Fixed Income Advisors II, Inc. On December 31, 2007, Sit/Kim International Investment Associates, Inc. and Sit/Kim International Investment Associates II, LLC were liquidated into Sit Investment Associates, Inc. Prior to 2000, Sit Investment Associates, Inc. and Sit/Kim International Investment Associates, Inc. issued separate GIPS reports, including disclosure of each entity's assets under management. Beginning in 2000 the two entities issued a combined GIPS report to reflect the entities' current operational and management affiliation. Total assets for all years presented in the table above reflect the combined total assets of all subsidiaries. A list of composite descriptions, a list of limited distribution pooled fund descriptions, and a list of broad distribution pooled funds are available upon request.

The U.S. Dollar is the currency used to express performance. Returns are presented gross and net of management fees and include the reinvestment of all income. Net of fee performance was calculated using the highest fee applicable annual management fee of 0.35% applied quarterly. Prior to 10/1/2016, the highest applicable annual management fee was 0.40%. The annual composite dispersion presented is an equal-weighted standard deviation calculated for the accounts in the composite the entire year using gross-of-fees returns. Beginning April 1, 2006, SIA calculates a true Time Weighted Return (TWR) for each portfolio within the composite and asset weights their returns to come up with a composite return. Periods are geometrically linked together. Policies for valuing investments, calculating performance, and preparing GIPS reports are available upon request.

The investment management fee schedule for the composite is 0.35% on the first $10 million, 0.25% on the next $10 million and 0.20% on amounts over $20 million. Actual investment advisory fees incurred by clients may vary. The three-year annualized standard deviation measures the variability of the composite and the benchmark returns over the preceding 36-month period. Past performance is not indicative of future results.

The three-year annualized standard deviation measures the variability of the composite and the benchmark returns over the preceding 36-month period. For purposes of this calculation, gross-of-fees composite returns were used.

GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Past performance is not indicative of future results.

Sit Investment Associates

SIT INVESTMENT ASSOCIATES, INC.
TAXABLE QUALITY INCOME DURATION HEDGED COMPOSITE
GIPS REPORT

Year End	Total Firm Assets (millions)	Composite Assets (USD) (millions)	Number of Accounts	Composite 3-Yr. Standard Dev. (%)	Benchmark 3-Yr. Standard Dev. (%)	Bloomberg 1-3 Year Govt/Credit Bond Index	Annual Performance Results Composite		Composite Dispersion
							Gross	Net	
2021	16,385.5	711.6	3	1.0%	1.0%	-0.47%	2.75%	1.84%	0.20%
2020	14,371.1	447.2	2	1.0%	1.0%	3.33%	4.44%	3.51%	0.32%
2019	13,274.3	304.1	2	0.5%	0.9%	4.03%	4.14%	3.22%	0.16%
2018	12,196.2	272.0	2	0.3%	0.8%	1.60%	1.67%	0.76%	0.11%
2017	13,340.8	200.8	2	0.3%	0.7%	0.84%	2.00%	1.09%	0.00%
2016	12,668.9	192.7	2	0.3%	0.7%	1.28%	1.57%	0.67%	0.08%
2015	13,350.6	239.7	2	0.4%	0.6%	0.65%	0.56%	-0.34%	0.04%
2014	13,505.0	343.7	2			0.77%	1.49%	0.58%	0.07%
2013	13,103.3	225.2	3			0.64%	1.29%	0.39%	N/A

N.A. - Information is not statistically meaningful due to an insufficient number of portfolios in the composite for the entire year.

Sit Investment Associates, Inc. claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Sit Investment Associates, Inc. has been independently verified for the period January 1, 2017 to December 31, 2021 by ACA Performance Services, for the period January 1, 2007 to December 31, 2016 by Ashland Partners & Company LLP and for the period January 1, 1997 through December 31, 2006 by KPMG LLP. The verification report(s) is/are available upon request. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards. Verification provides assurance on whether the firm's policies and procedures related to composite and pooled fund maintenance, as well as the calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. Verification does not provide assurance on the accuracy of any specific performance report.

The creation and inception date of the Taxable Quality Income Duration Hedged Composite are January 1, 2013. Taxable Quality Income Duration Hedged Composite contains fully discretionary accounts and for comparison purposes is measured against the Bloomberg 1-3 Year Govt/Credit Bond Index. The composite contains portfolios generally emphasizing investing in investment grade taxable bonds with intermediate durations. Value is achieved through an emphasis on seasoned Agency mortgage pass-through securities. Gradual shifts in portfolio duration are made within a range of zero to three years. The portfolios can use futures and options to hedge the portfolio. The Bloomberg 1-3 Year Government/ Credit Index includes securities in the U.S. Government Index and Credit Index with a maturity from 1 up to (but not including) 3 years. Government Index includes treasuries (i.e., public obligations of the U.S. Treasury that have remaining maturities of more than one year) and agencies (i.e., publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. Government). The Credit Index includes publicly issued U.S. corporate and foreign debentures and secured notes that meet specified maturity, liquidity, and quality requirements.

Sit Investment Associates, Inc. is an independent registered investment adviser which includes the following subsidiaries: Sit Investment Fixed Income Advisors, Inc.; and Sit Investment Fixed Income Advisors II, Inc. On December 31, 2007, Sit/Kim International Investment Associates, Inc. and Sit/Kim International Investment Associates II, LLC were liquidated into Sit Investment Associates, Inc. Prior to 2000, Sit Investment Associates, Inc. and Sit/Kim International Investment Associates, Inc. issued separate GIPS reports, including disclosure of each entity's assets under management. Beginning in 2000 the two entities issued a combined GIPS report to reflect the entities' current operational and management affiliation. Total assets for all years presented in the table above reflect the combined total assets of all subsidiaries. A list of composite descriptions, a list of limited distribution pooled fund descriptions, and a list of broad distribution pooled funds are available upon request.

The U.S. Dollar is the currency used to express performance. Returns are presented gross and net of management fees and include the reinvestment of all income. Net of fees returns wree updated to reflect the appropriate highest fee for each year. Net of fee performance was calculated using the highest fee applicable annual management fee of 0.90% applied quarterly. The annual composite dispersion presented is an equal-weighted standard deviation calculated for the accounts in the composite the entire year using gross-of-fees returns. Beginning April 1, 2006, SIA calculates a true Time Weighted Return (TWR) for each portfolio within the composite and asset weights their returns to come up with a composite return. Periods are geometrically linked together. Policies for valuing investments, calculating performance, and preparing GIPS reports are available upon request.

The investment management fee schedule for the composite is 0.40% on the first $20 million, 0.30% on the next $30 million, 0.25% on the next $50 million, and negotiable over $100 million. The managment fee for the Sit Quality Income Fund is 0.90% with an expense ratio of 0.90%. Actual investment advisory fees incurred by clients may vary.

The three-year annualized standard deviation measures the variability of the composite and the benchmark returns over the preceding 36-month period. The standard deviation is not presented for 2013 through 2014 because three years of monthly composite returns were not available. For purposes of this calculation, gross-of-fees composite returns were used.

GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Past performance is not indicative of future results.

Sit Investment Associates

SIT INVESTMENT ASSOCIATES, INC.
TAXABLE RETURN PLUS COMPOSITE
GIPS REPORT

Year End	Total Firm Assets (millions)	Composite Assets (USD) (millions)	Number of Accounts	Composite 3-Yr. Standard Dev. (%)	Benchmark 3-Yr. Standard Dev. (%)	Bloomberg Aggregate Bond Index	Annual Performance Results Composite Gross	Net	Composite Dispersion
2021	16,385.5	686.4	13	7.1%	3.4%	-1.54%	7.47%	5.54%	0.89%
2020	14,371.1	669.5	14	7.5%	3.4%	7.51%	9.93%	9.18%	0.83%
2019	13,274.3	634.9	17	3.7%	2.9%	8.72%	17.85%	15.97%	0.68%
2018	12,196.2	509.8	19	4.4%	2.8%	0.01%	-4.24%	-4.63%	0.53%
2017	13,340.8	560.9	18	4.7%	2.8%	3.54%	9.05%	7.82%	0.36%
2016	12,668.9	504.9	19	5.1%	3.0%	2.65%	10.23%	8.56%	0.96%
2015	13,350.6	400.4	16	5.5%	2.9%	0.55%	2.65%	2.14%	0.68%
2014	13,505.0	390.3	16	5.7%	2.6%	5.97%	7.40%	6.93%	1.17%
2013	13,103.3	322.5	15	5.8%	2.7%	-2.02%	-2.33%	-2.74%	1.19%
2012	13,081.6	432.0	16	5.1%	2.4%	4.21%	15.94%	13.56%	1.09%

Sit Investment Associates, Inc. claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Sit Investment Associates, Inc. has been independently verified for the period January 1, 2017 to December 31, 2021 by ACA Performance Services, for the period January 1, 2007 to December 31, 2016 by Ashland Partners & Company LLP and for the period January 1, 1997 through December 31, 2006 by KPMG LLP. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards.

Verification provides assurance on whether the firm's policies and procedures related to composite and pooled fund maintenance, as well as the calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. The Taxable Total Return Plus composite has had a performance examination for the periods January 1, 2017 through December 31, 2021 by ACA Performance Services and for the period January 1, 1998 through December 31, 2016 by Ashland Partners & Company LLP. The verification and performance examination reports are available upon request.

The creation and inception date of the Taxable Return Plus Composite are September 30, 1997. Taxable Return Plus Composite contains fully discretionary accounts and for comparison purposes is measured against the Bloomberg Aggregate Bond Index. The composite contains portfolios generally emphasizing investing in closed-end bond funds. Value is achieved through emphasis on domestic, investment-grade closed end bond funds which, over time, have an average market price 6% to 8% less than their NAV. The Bloomberg Aggregate Bond Index is a broad-based benchmark that measures the investment grade fixed income market.

Sit Investment Associates, Inc. is an independent registered investment adviser which includes the following subsidiaries: Sit Investment Fixed Income Advisors, Inc.; and Sit Investment Fixed Income Advisors II, Inc. On December 31, 2007, Sit/Kim International Investment Associates, Inc. and Sit/Kim International Investment Associates II, LLC were liquidated into Sit Investment Associates, Inc. Prior to 2000, Sit Investment Associates, Inc. and Sit/Kim International Investment Associates, Inc. issued separate GIPS reports, including disclosure of each entity's assets under management. Beginning in 2000 the two entities issued a combined GIPS report to reflect the entities' current operational and management affiliation. Total assets for all years presented in the table above reflect the combined total assets of all subsidiaries. A list of composite descriptions, a list of limited distribution pooled fund descriptions, and a list of broad distribution pooled funds are available upon request.

The U.S. Dollar is the currency used to express performance. Returns are presented gross and net of management fees and include the reinvestment of all income. Net of fee performance was calculated using the highest fee applicable annual management fee of 0.40% applied quarterly plus any applicable annual performance fee. Prior to 2003, the performance fee reported was calculated based on a model fee using the standard performance fee schedule. Beginning in 2003, the performance fee reported was calculated using the actual performance fee billed. The annual composite dispersion presented is an equal-weighted standard deviation calculated for the accounts in the composite the entire year using gross-of-fees returns. Beginning April 1, 2006, SIA calculates a true Time Weighted Return (TWR) for each portfolio within the composite and asset weights their returns to come up with a composite return. Periods are geometrically linked together. Policies for valuing investments, calculating performance, and preparing GIPS reports are available upon request.

The investment management fee schedule for the composite is 0.40%. In addition, a performance fee equal to 20% of the difference between the Account's total investment return for the calendar year (net of the management fee) and the total return of the Bloomberg Aggregate Bond Index for the year increased by 1%. The management fee for the Sit Opportunity Bond Fund, LLC is 0.40%. In addition, a performance fee equal to 20% of the difference between the Account's total investment return for the calendar year (net of the management fee) and the total return of the Bloomberg Aggregate Bond Index for the year increased by 1%. The Sit Opportunity Bond Fund, LLC had a total expense ratio of 1.72% in 2021 including the performance fee. The total expenses will vary year to year based on the performance fee earned if any. Actual investment advisory fees incurred by clients may vary.

The three-year annualized standard deviation measures the variability of the composite and the benchmark returns over the preceding 36-month period. For purposes of this calculation, gross-of-fees composite returns were used.

GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Past performance is not indicative of future results.

Sit Investment Associates

SIT INVESTMENT ASSOCIATES, INC.
TAXABLE TARGETED OPPORTUNITY COMPOSITE
GIPS REPORT

Year End	Total Firm Assets (millions)	Composite Assets (USD) (millions)	Number of Accounts	Composite 3-Yr. Standard Dev. (%)	Benchmark 3-Yr. Standard Dev. (%)	8% Annual Return	Annual Performance Results Composite		Composite Dispersion
							Gross	Net	
2021	16,385.5	567.1	4	12.7%	0.0%	8.00%	23.00%	20.04%	0.19%
2020	14,371.1	418.7	4	13.9%	0.0%	8.00%	10.82%	9.31%	0.96%
2019	13,274.3	441.1	5	8.3%	0.0%	8.00%	21.64%	18.60%	0.53%
2018	12,196.2	357.6	5	7.5%	0.0%	8.00%	-5.68%	-6.64%	0.31%
2017	13,340.8	370.5	5	5.7%	0.0%	8.00%	21.48%	18.64%	0.72%
2016	12,668.9	357.7	5	6.0%	0.0%	8.00%	18.17%	15.43%	0.09%
2015	13,350.6	334.6	5			8.00%	0.44%	-0.56%	0.40%
2014	13,505.0	328.1	5			8.00%	9.44%	8.11%	0.51%
2013*	13,103.3	169.4	4			5.94%	7.67%	6.88%	N/A

N.A. - Information is not statistically meaningful due to an insufficient number of portfolios in the composite for the entire year.
*Partial Year from 4/1/2013 to 12/31/2013

Sit Investment Associates, Inc. claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Sit Investment Associates, Inc. has been independently verified for the period January 1, 2017 to December 31, 2021 by ACA Performance Services, for the period January 1, 2007 to December 31, 2016 by Ashland Partners & Company LLP and for the period January 1, 1997 through December 31, 2006 by KPMG LLP. The verification report(s) is/are available upon request. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards. Verification provides assurance on whether the firm's policies and procedures related to composite and pooled fund maintenance, as well as the calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. Verification does not provide assurance on the accuracy of any specific performance report.

The creation and inception date of the Taxable Targeted Opportunity Composite are March 31, 2013. Taxable Targeted Opportunity Composite contains fully discretionary accounts and for comparison purposes is measured against an 8 percent annual return. The composite contains portfolios generally emphasizing investing in closed-end bond funds. The strategy seeks to benefit from structural changes in closed-end mutual funds. Opportunities include: rights offerings, mergers, liquidations / open-endings, tender offers and other situations with exploitable inefficiencies.

Sit Investment Associates, Inc. is an independent registered investment adviser which includes the following subsidiaries: Sit Investment Fixed Income Advisors, Inc.; and Sit Investment Fixed Income Advisors II, Inc. On December 31, 2007, Sit/Kim International Investment Associates, Inc. and Sit/Kim International Investment Associates II, LLC were liquidated into Sit Investment Associates, Inc. Prior to 2000, Sit Investment Associates, Inc. and Sit/Kim International Investment Associates, Inc. issued separate GIPS reports, including disclosure of each entity's assets under management. Beginning in 2000 the two entities issued a combined GIPS report to reflect the entities' current operational and management affiliation. Total assets for all years presented in the table above reflect the combined total assets of all subsidiaries. A list of composite descriptions, a list of limited distribution pooled fund descriptions, and a list of broad distribution pooled funds are available upon request.

The U.S. Dollar is the currency used to express performance. Returns are presented gross and net of management fees and include the reinvestment of all income. Net of fee performance was calculated using the highest fee applicable annual management fee of 1.00% applied quarterly plus any applicable annual performance fee. The performance fee reported was calculated using the actual performance fee billed. The annual composite dispersion presented is an equal-weighted standard deviation calculated for the accounts in the composite the entire year using gross-of-fees returns. Beginning April 1, 2006, SIA calculates a true Time Weighted Return (TWR) for each portfolio within the composite and asset weights their returns to come up with a composite return. Periods are geometrically linked together. Policies for valuing investments, calculating performance, and preparing GIPS reports are available upon request.

The investment management fee schedule for the composite is 1.00%. In addition, a performance fee equal to 20% of the difference between the Account's total investment return for the calendar year (net of the management fee) and 8.00%. The management fee for the Sit Targeted Opportunity Fund, LLC is 1.00%. In addition, a performance fee equal to 20% of the difference between the Account's total investment return for the calendar year (net of the management fee) and 8.00%. The Sit Targeted Opportunity Fund, LLC had a total expense ratio of 2.54% in 2021 including the performance fee. The total expenses will vary year to year based on the performance fee earned if any. Actual investment advisory fees incurred by clients may vary.

The three-year annualized standard deviation measures the variability of the composite and the benchmark returns over the preceding 36-month period. The standard deviation is not presented for 2013 through 2015 because three years of monthly composite returns were not available. For purposes of this calculation, gross-of-fees composite returns were used.

GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Past performance is not indicative of future results.

Sit Investment Associates

SIT INVESTMENT ASSOCIATES, INC.
TAXABLE MUNICIPAL BOND COMPOSITE
GIPS REPORT

Year End	Total Firm Assets (millions)	Composite Assets (USD) (millions)	Number of Accounts	Composite 3-Yr. Standard Dev. (%)	Benchmark 3-Yr. Standard Dev. (%)	Bloomberg Aggregate Bond Index	Annual Performance Results Composite		Composite Dispersion
							Gross	Net	
2021	16,385.5	557.3	7	4.2%	3.4%	-1.54%	3.18%	2.77%	0.51%
2020	14,371.1	474.6	6	4.0%	3.4%	7.51%	7.73%	7.31%	0.79%
2019	13,274.3	420.0	5	2.9%	2.9%	8.72%	7.93%	7.50%	0.93%
2018	12,196.2	310.8	4	2.8%	2.8%	0.01%	3.44%	3.03%	0.23%
2017	13,340.8	266.1	4	2.8%	2.8%	3.54%	6.50%	6.08%	0.49%
2016	12,668.9	246.5	4	3.4%	3.0%	2.65%	4.33%	3.92%	0.95%
2015	13,350.6	244.8	4	3.7%	2.9%	0.55%	2.60%	2.20%	0.33%
2014	13,505.0	226.4	4	3.7%	2.6%	5.97%	14.12%	13.68%	0.93%
2013	13,103.3	163.4	3	4.1%	2.7%	-2.02%	0.42%	0.02%	N/A
2012	13,081.6	35.9	1			4.21%	8.85%	8.42%	N/A

N.A. - Information is not statistically meaningful due to an insufficient number of portfolios in the composite for the entire year.

Sit Investment Associates, Inc. claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Sit Investment Associates, Inc. has been independently verified for the period January 1, 2017 to December 31, 2021 by ACA Performance Services, for the period January 1, 2007 to December 31, 2016 by Ashland Partners & Company LLP and for the period January 1, 1997 through December 31, 2006 by KPMG LLP. The verification report(s) is/are available upon request. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards. Verification provides assurance on whether the firm's policies and procedures related to composite and pooled fund maintenance, as well as the calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. Verification does not provide assurance on the accuracy of any specific performance report.

The creation and inception date of the Taxable Municipal Bond Composite are September 30, 2010. Taxable Municipal Bond Composite contains fully discretionary accounts and for comparison purposes is measured against the Bloomberg Aggregate Bond Index. There is no minimum account size. The composite contains portfolios generally emphasizing investing in taxable municipal bonds. The Bloomberg Aggregate Bond Index is a broad-based benchmark that measures the investment grade fixed income market.

Sit Investment Associates, Inc. is an independent registered investment adviser which includes the following subsidiaries: Sit Investment Fixed Income Advisors, Inc.; and Sit Investment Fixed Income Advisors II, Inc. On December 31, 2007, Sit/Kim International Investment Associates, Inc. and Sit/Kim International Investment Associates II, LLC were liquidated into Sit Investment Associates, Inc. Prior to 2000, Sit Investment Associates, Inc. and Sit/Kim International Investment Associates, Inc. issued separate GIPS reports, including disclosure of each entity's assets under management. Beginning in 2000 the two entities issued a combined GIPS report to reflect the entities' current operational and management affiliation. Total assets for all years presented in the table above reflect the combined total assets of all subsidiaries. A list of composite descriptions, a list of limited distribution pooled fund descriptions, and a list of broad distribution pooled funds are available upon request.

The U.S. Dollar is the currency used to express performance. Returns are presented gross and net of management fees and include the reinvestment of all income. Net of fee performance was calculated using the highest fee applicable annual management fee of 0.40% applied quarterly. The annual composite dispersion presented is an equal-weighted standard deviation calculated for the accounts in the composite the entire year using gross-of-fees returns. Beginning April 1, 2006, SIA calculates a true Time Weighted Return (TWR) for each portfolio within the composite and asset weights their returns to come up with a composite return. Periods are geometrically linked together. Policies for valuing investments, calculating performance, and preparing GIPS reports are available upon request.

The investment management fee schedule for the composite is 0.40% on the first $20 million, 0.30% on the next $30 million, 0.25% on the next $50 million, and negotiable over $100 million.

The three-year annualized standard deviation measures the variability of the composite and the benchmark returns over the preceding 36-month period. The standard deviation is not presented for 2011 through 2012 because three years of monthly composite returns were not available. For purposes of this calculation, gross-of-fees composite returns were used.

GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Past performance is not indicative of future results.

Sit Investment Associates

SIT INVESTMENT ASSOCIATES, INC.
HIGH YIELD RETURN PLUS (HEDGED)
GIPS REPORT

Year End	Total Firm Assets (millions)	Composite Assets (USD) (millions)	Number of Accounts	Composite 3-Yr. Standard Dev. (%)	Benchmark 3-Yr. Standard Dev. (%)	ICE BofA High Yield Index	Annual Performance Results Composite Gross	Net	Composite Dispersion
2021	16,385.5	73.2	1	10.9%	9.1%	5.36%	10.78%	9.48%	N/A
2020	14,371.1	52.1	1	11.0%	9.4%	6.17%	7.97%	7.43%	N/A
2019	13,274.3	55.7	1	5.4%	4.1%	14.41%	14.88%	14.32%	N/A
2018	12,196.2	44.9	1			-2.26%	-2.77%	-3.26%	N/A
2017	13,340.8	46.3	1			7.48%	11.08%	10.33%	N/A

N.A. - Information is not statistically meaningful due to an insufficient number of portfolios in the composite for the entire year.

Sit Investment Associates, Inc. claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Sit Investment Associates, Inc. has been independently verified for the period January 1, 2017 to December 31, 2021 by ACA Performance Services, for the period January 1, 2007 to December 31, 2016 by Ashland Partners & Company LLP and for the period January 1, 1997 through December 31, 2006 by KPMG LLP. The verification report(s) is/are available upon request. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards. Verification provides assurance on whether the firm's policies and procedures related to composite and pooled fund maintenance, as well as the calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. Verification does not provide assurance on the accuracy of any specific performance report.

The creation and inception date of the High Yield Return Plus Composite are December 31, 2016. The High Yield Return Plus Composite contains fully discretionary accounts and for comparison purposes is measured against the ICE BofA High Yield Index The composite contains portfolios generally emphasizing investing in closed-end bond funds that provide attractive yields, including those whose average quality is below investment grade. Value is achieved by purchasing domestic investment-grade closed-end bond funds at a discount which exceeds their average market discount of 6% to 10% below their NAV. The ICE BofA High Yield Index tracks the performance of US dollar dominated below investment grade corporate debt publically issued in the US domestic market.

Sit Investment Associates, Inc. is an independent registered investment adviser which includes the following subsidiaries: Sit Investment Fixed Income Advisors, Inc.; and Sit Investment Fixed Income Advisors II, Inc. On December 31, 2007, Sit/Kim International Investment Associates, Inc. and Sit/Kim International Investment Associates II, LLC were liquidated into Sit Investment Associates, Inc. Prior to 2000, Sit Investment Associates, Inc. and Sit/Kim International Investment Associates, Inc. issued separate GIPS reports, including disclosure of each entity's assets under management. Beginning in 2000 the two entities issued a combined GIPS report to reflect the entities' current operational and management affiliation. Total assets for all years presented in the table above reflect the combined total assets of all subsidiaries. A list of composite descriptions, a list of limited distribution pooled fund descriptions, and a list of broad distribution pooled funds are available upon request.

The U.S. Dollar is the currency used to express performance. Returns are presented gross and net of management fees and include the reinvestment of all income. Net of fee performance was calculated using the highest fee applicable annual management fee of 0.50% applied quarterly plus any applicable performance fee. The annual composite dispersion presented is an equal-weighted standard deviation calculated for the accounts in the composite the entire year using gross-of-fees returns. Beginning April 1, 2006, SIA calculates a true Time Weighted Return (TWR) for each portfolio within the composite and asset weights their returns to come up with a composite return. Periods are geometrically linked together. Policies for valuing investments, calculating performance, and preparing GIPS reports are available upon request.

The investment management fee schedule for the composite is 0.50%. In addition, a performance fee equal to 20% of the difference between the Account's total investment return for the calendar year (net of the management fee) and the total return of the ICE BofA High Yield Index for the year increased by 1%. Actual investment advisory fees incurred by clients may vary.

The three-year annualized standard deviation measures the variability of the composite and the benchmark returns over the preceding 36-month period. The standard deviation is not presented for 2017 through 2018 because three years of monthly composite returns were not available. For purposes of this calculation, gross-of-fees composite returns were used.

GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Past performance is not indicative of future results.

Sit Investment Associates